3507 Kyoto Gardens Drive, Suite 320 Palm Beach Gardens, FL 33410 Tel: (561) 478-7077 Fax: (561) 659-0701 www.harriscramer.com

Michael D. Harris
(561) 689-4441
mharris@harriscramer.com

November 9, 2010

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549
Attention:  Mr. Joseph McCann, Esq.

Re:           Ecosphere Technologies, Inc.

Dear Mr. McCann:

In accordance with the discussions among you, other members of the Commission’s Staff and me, this letter responds to comment 2.

It is correct that there were two convictions for non investment related matters.  Both convictions arose out of drug related charges.  Given how long ago it was and without the ability to confirm dates of the underlying events, we have been advised that the last date for the most recent conviction (in 1987) was approximately 1981 or 29 years ago, and for the earlier one approximately 1975 or 35 years ago.  For the second conviction, Mr. McGuire received an eight year sentence (of which he served approximately five years), 5 years probation, a fine of $35,000 and a $100 assessment.  For the earlier conviction (in approximately 1978), Mr. McGuire received a 19 month sentence.

The fact that this disclosure is being made, is not an admission that this firm or the Company believe that such disclosure was required in any Commission report or other filing.  Indeed, from the time we began representing the Company in early 2005, we provided advice that no disclosure was required.

The Staff’s comment letter asked whether disclosure was appropriate under Rule 12b-20 under the Securities Exchange Act of 1934.  Orally, the Staff recently requested analysis under Item 401(f) of Regulation S-K.  To our knowledge, none of the matters apply other than as discussed above.  The Company is not required to have any license which could be impacted by these long ago matters.

Joseph McCann, Esq.
November 9, 2010

It is our position that these convictions were not required to be disclosed because they fell outside the scope of the Commission’s Rules (Item 401(f) and Rule 12b-20).  Disclosure is not required either by any Commission Rule, (line item requirement) or in order to make the required statements, in the light of the circumstances under which they were made, not misleading because the convictions occurred over 23 years ago and approximately 32 years ago and are not material to an evaluation of his ability or integrity to serve as an officer or director of the Company. 1

Rule 12b-20 of the Securities Exchange Act of 1934 (the “Rule”) cited by the Commission in the comment letter requires that “in addition to the information expressly required to be included in a statement or report, there shall be added such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.” (emphasis added).  The Rule relates to the half-truth doctrine which refers to situations where, while a statement may be literally true, it is misleading and actionable under the anti-fraud provision of the securities laws because of what is omitted.  The Rule on its face addresses only “required statements” and adds nothing to Rule 10b-5 or other Commission disclosure requirements.  In fact, the last conviction occurred about 12 years before the actual time frame disclosed.  Any link between an event in 1999 and the conviction in 1987 is not reasonable.

What is required?

Disclosure of the backgrounds of directors, officers and control persons is required under Item 401 of Regulation S-K which is commonly referred to as “line item” disclosure.  Each time the Company files a Form 10-K (and certain other documents), information required under Item 401 must be disclosed.  Item 401(f) requires the disclosure of “certain legal proceedings” including prior convictions.  In a 1994 proposing release, the Commission proposed to expand the five-year period to 10 years.  The Commission noted that disclosure may be appropriate for periods longer than the proposed “10 years with respect to certain types of legal proceedings – for example: criminal fraud convictions; civil, administrative and SRO actions based on fraud involving securities, commodities, financial institutions, insurance companies or other businesses; actions involving mail and wire fraud; and proceedings resulting in the removal or bar from acting in a decision-making capacity in connection with a financial institution or other business.  Should these types of legal proceedings be disclosed for longer period, such as 15 or 20 years, or indefinitely?” 2 (emphasis added).  The answer is found in the Commission’s December 2009 release which increased the disclosure period from five to 10 years and rejected the possibility of expanding the period for criminal fraud convictions.  As explained in the Commission’s 1999 release, this period was increased to 10 years to enhance “transparency, especially with regard to activities that materially contribute to a company’s risk profile.”3  As discussed below, in addition to being within the 10 year period, disclosure is only required if material.  The 1994 Commission proposal to increase the timeframe to 10 years also proposed to remove the materiality test for criminal convictions.4  It is important to note that the Commission acting under its Congressional mandated rulemaking authority elected to retain the materiality test.

1 Item 401(e) of Regulation S-K requires disclosure of employment for the past five years; unlike convictions, it was not amended in December 2009.

2 Securities Act Release No. 33-7106 (Nov. 1, 1994) [59 FR 55385].  The proposal was withdrawn in 1997.  See P. Abril and A. Olazábal, “The Celebrity CEO: Corporate Disclosure at the Intersection of Privacy and Securities Law”, 46 Hous. L. Rev. 1545, 1589-90 (2010).

3 Securities Act Release No. 33-9089 (Dec. 16, 2009) [74 FR 68334].

4 P. Abril and A. Olazábal, supra, at 1589 note 268.

Joseph McCann, Esq.
November 9, 2010

In United States v. Matthews5, the Court of Appeals stated:

The Commission has not promulgated specific disclosure requirements relating to all qualitative conduct, or, to the extent necessary, articulated a policy for law enforcement when information about such conduct has not been disclosed.  The full extent of the obligation to disclose such information is uncertain in light of existing cases.  In this limited area, there is little guidance for issuers or practitioners resolving materiality and disclosure problems.  We deem it significant that those courts which have spoken in this area in the years following Mathews’ asserted violations almost universally have rejected efforts to require that management make qualitative disclosure that were not at least implicit in the Commission’s rules.

In Matthews, the Court in focusing on the requirement of Item 6 of Schedule 14A (the proxy rules) to disclose specified criminal proceedings, quoted the Commission’s proposing release6 “[b]ecause information reflecting on management ability and integrity is, in part, subjective, it is difficult to articulate a meaningful, well-functioning objective disclosure requirement which will elicit it.  The Commission believes that the categories of information about officers’ and directors’ involvement in litigation proposed in Release 5758 are material to investors.  They represent factual indicia of past management performance in areas of investor concern.”7

As a former Director of the Commission’s Division of Corporation Finance has noted: “There is no duty to disclose apart from a specific Commission requirement.…”   “[T]he Commission and the courts have recognized a general anti-fraud duty not to misinform the marketplace but not a general duty to keep it fully and promptly informed.”8

Time Period

As mentioned above, Item 401 of Regulation S-K requires disclosure with regard to criminal convictions within the past 10 years, which was recently increased from five years.  The Southern District of New York in Fisher v. Ross9 stated that “Commission regulations reflect an understandable judgment that some employment history and litigation is too old to be material.”  The Court ruled that “the omitted information regarding a six year old bankruptcy of… a prior employer of four… directors was not information that is material, and that, particularly in light of the fact that disclosure of this particular piece of information was not required under applicable Commission regulations precisely because it concerned a legal proceeding more than five years old, the omitted information was so unimportant that reasonable investors would not disagree about its unimportance.”10

5 787 F.2d 38, 48 (2d Cir. 1986).

6 Securities Act Release No. 33-5758 (Nov. 2, 1976) [41 FR 49493].

7 Id. at 47.

8 J. Olson, “Should Management’s Personal Problems be Disclosed to Shareholders?” Insights 3, 7 (September 1987) (emphasis added).

9 1996 WL 586345 (S.D.N.Y.).

10 Id.

Joseph McCann, Esq.
November 9, 2010

           In Bertoglio v. Texas International Company11, the Court stated that “[t]he policy considerations underlying the Commission’s adoption of a rule imposing a period of only five years for disclosure of business experience most likely revolved around the diminishing relevance of ancient history.  This is particularly true where a ten or fifteen-year old incident mars an otherwise unblemished record.”  The Court contrasted this with a series of problems where shareholders could view the executive as an “‘recidivist’ securities law violator.”

Materiality to Evaluate the Ability or Integrity

Item 401requires the disclosure of certain events that occurred: (i) during the past 10 years, and (ii) are material to an evaluation of the ability or integrity of the person who is or is nominated to become a director or executive officer.  This additional materiality test, as one recent article noted, “leaves public companies with… substantial wiggle room to determine whether… (the convictions) are relevant to his integrity and therefore must be disclosed.”12

Even outside of this narrow integrity or ability tests in other contexts where the Commission has not acted, the materiality test is narrow.  In determining whether an omitted fact is material, one looks at a United States Supreme Court case which imposed a high threshold.  In Basic, Inc. v. Levinson13, the Court applied a “would” test rather than a “might” test.  In other words, would a reasonable investor consider the omitted fact important in determining whether to buy or sell a security.  Previously, the Court found there had to be a “substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”  Thus, the materiality test in Levinson is stringent.  If anything, by limiting materiality to “an evaluation of the ability or integrity”, the Commission’s Rule is more limiting.

In Geiger v. Solomon-Page Group Ltd.14, the Court stated that “[t]he absence of regulation requiring disclosure, … is some evidence” that the undisclosed information is not material.  There, the prospectus stated, as required by Commission regulation, that selling shareholders had no relationship with an underwriter.  That was true.  The prospectus did not disclose that nine selling shareholders were salesmen employed by the underwriter.  The Court concluded the omitted information was outside of the regulation and not material.  In Hoffman v. Estabrook & Co., Inc.15, the Court of Appeals concluded the failure to disclose a corporate officer’s past criminal conviction for bank robbery was not material.  The Court stated, “the officer’s character and integrity were not involved; it was his idea [for the technology] that attracted the investors.  Calling attention to a youthful misstep, if it was that, would in no way have alerted potential investors to a possibility of material misrepresentations and omissions ….”

11 488 F. Supp. 630, 661 (D. Del. 1980).

12 Sanchez Abril and Olazábal, supra, note 3, at 1589-90.

13 485 U.S. 224, 231 (1988).

14 933 F. Supp. 1180, 1187 (S.D.N.Y. 1996).

15 587 F.2d 509, 517 (1st Cir. 1978).

Joseph McCann, Esq.
November 9, 2010

The fact that the Commission does not require disclosure of stale convictions is further support for this conclusion because it reflects the Commission’s “expert view” that such disclosure is not required.16

Conclusion

The convictions fall outside of the required five or 10 year period established by the Commission in rulemaking under the Administrative Procedures Act.  Since that is a required test, we need go no further.  Additionally, since they are not investment related, they cannot be deemed material under the applicable legal standards.  Particularly, as in this case, where the convictions are related to drug charges and not “fraud involving securities, commodities, financial institutions, insurance companies or other businesses” quoting the Commission’s 1994 release.17  It is plainly wrong to argue that the omission is a half-truth in the face of the 12 year gap which is a period longer than the mandated 10 year requirement.  Carried to its logical conclusion, any conviction would fall under Rule 12b-20 once the required five year business background appeared in a disclosure document.  That is precisely what the Commission rejected in 2009 when it answered the question it posed in 1994.  To argue otherwise would amount to illegal rulemaking under the Administrative Procedure Act.

Sincerely yours,

/s/ Michael D. Harris
Michael D. Harris

cc:    Mr. Adrian Goldfarb

16 Geiger, supra, 933 F. Supp. at 1187-88.

17 See note 2.